SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **March 1, 2005**

DELMARVA POWER & LIGHT COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware and Virginia	**001-01405**	**51-0084283**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, P.O. Box 231
Wilmington, Delaware 19899
(Address of Principal Executive Offices) (Zip Code)

(202) 872-2000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On March 1, 2005, the management of Delmarva Power & Light Company ("DPL") concluded that certain line item amounts in its Consolidated Statements of Cash Flows that were included as part of the DPL consolidated financial statements filed on Form 10-K/A for the year ended December 31, 2003, should no longer be relied upon. This is because an error was identified by management that resulted in the misstatement of certain line item amounts recorded on that statement.

Pepco Holdings Inc. ("PHI"), a registered public utility holding company, of which DPL is a wholly owned subsidiary, maintains a pool of funds, referred to as a "money pool," as a mechanism for managing the short-term cash requirements of its utility subsidiaries. DPL is a participant in the money pool.

DPL was in an investment position in the money pool for the first three quarters of 2003. During the fourth quarter of 2003, DPL borrowed funds from the money pool and at December 31, 2003, was in a $62.6 million borrowing position. This transaction was properly recorded on DPL's Consolidated Balance Sheets at December 31, 2003, as short-term debt. However, the borrowing activity was improperly classified in DPL's Consolidated Statements of Cash Flows at December 31, 2003, as a change in Accounts Payable, rather than as a financing activity. The following table illustrates the effect of correcting the cash flow impact of the money pool transaction on the affected line items of the Consolidated Statements of Cash Flows:

(Millions of Dollars)		Year Ended December 31, 2003	
Line Items Impacted on the Consolidated Statements of Cash Flows	As Previously Reported	Adjustments	As Restated
Adjustments to reconcile net income to net cash from (used by) operating activities:			
Changes in:			
Accounts payable and accrued liabilities	65.1	(62.6)	2.5
Net Cash From Operating Activities	166.9	(62.6)	104.3
Net Change in Short Term Debt	*	62.6	62.6
Net Cash Used by Financing Activities	(173.2)	62.6	(110.6)

* Not included as a line item when previously reported.

The correction illustrated above will change only the line items of the Consolidated Statements of Cash Flows that are presented above and will have no other impact on either DPL's or PHI's financial statements or any of the disclosures in DPL's or PHI's Forms 10-K/A for the year ended December 31, 2003.

Management of DPL has discussed the matters disclosed in this Form 8-K with PricewaterhouseCoopers LLP, DPL's independent registered public accountants.

DPL will restate its consolidated financial statements by filing an amended Form 10-K for the year ended December 31, 2003, which it intends to complete as soon as reasonably practicable. In the interim, investors should no longer rely on the Consolidated Statements of Cash Flows in DPL's Form 10-K/A for the fiscal year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELMARVA POWER & LIGHT COMPANY

By: _____

    Name: Joseph M. Rigby
    Title: Senior Vice President and Chief
            Financial Officer

Date: March 4, 2005